FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: April 25, 2006	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO INTERSECTS WIDE ZONES OF GOLD MINERALISATION
FROM ITS INITIAL DRILLING AT LUGUSHWA

Drilling results include 42.90 metres grading 1.81 g/t Au, 27.89 metres grading 2.76 g/t Au,
33.18 metres grading 2.07 g/t Au and 58.56 metres grading 1.47 g/t Au

Toronto, Canada – April 25, 2006 — Banro Corporation (“Banro” or the “Company”) (AMEX — “BAA”; TSX — “BAA”) is pleased to announce initial drilling results from the Company’s wholly-owned Lugushwa project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received from the first six core holes drilled on the G20 prospect at Lugushwa.

Highlights include:

•	Hole LDD001 intersected 42.90 metres grading 1.81 g/t Au from 0.00 metres
•	Hole LDD002 intersected 58.56 metres grading 1.47 g/t Au from 0.00 metres
•	Hole LDD005 intersected 27.89 metres grading 2.76 g/t Au from 0.00 metres
•	Hole LDD006 intersected 33.18 metres grading 2.07 g/t Au from 0.00 metres

These drilling results are over a strike length of 80 metres at the G20 Prospect with holes spaced at approximately 40 metres along the sections. The drilling sections are oriented NE-SW at 225°. The first section located in the eastern part of G20 comprises holes LDD001, LDD002, LDD003 and LDD004, while holes LDD005 and LDD006 are located in a section, 40 metres to the west. Core holes were inclined at between minus 55 and 65 degrees and averaged 129 metres in depth with a maximum of 283.40 metres down the hole. At this early stage in the drilling program, it is not yet possible to estimate the true widths of the mineralized zones.

The geological setting of the mineralization at G20 consists of chloritic schists with quartzite intercalations. Mineralised quartz veins and stockworks occur as a network of interlocking conjugate sets with trends oriented from NNE-SSW and E-W to ESE-WNW with steep dips towards the ESE and moderate dips towards the north and north east respectively.

Results from the core holes are tabulated below:

Summary of Drill Hole Results

					MINERALISATION
HOLE #	NORTHING (UTM)	EASTING (UTM)	AZIMUTH	INCL.	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)

LDD001	9623695.00	595631.20	225	-55°	0.00	42.90	42.90	1.81

LDD002	9623659.40	595608.40	225	-55°	0.00	58.56	58.56	1.47

LDD003	9623756.80	595597.80	225	-55°	0.00	13.10	13.10	0.69
				and	31.00	33.00	2.00	2.51
				and	40.90	42.90	2.00	1.09

LDD004	9623776.80	595721.70	225	-55°	00.00	15.47	15.47	0.93
				and	28.00	31.92	3.92	1.92
				and	43.55	54.36	10.81	1.00

LDD005	9624062.90	595603.80	225	-55°	0.00	27.89	27.89	2.76

LDD006	9624062.90	595603.80	225	-65°	0.00	33.18	33.18	2.07
Above gold assays are uncut.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu. The core samples were then crushed to 70% passing 2mm screens, split with half the sample then being pulverised to 85% passing 75 microns. A portion of the pulverised sample was then shipped initially to the ALS Chemex Laboratory (which is independent of the Company) in Johannesburg, South Africa where the samples were analysed for gold by fire assay using a 50 g sample. Recently, pulverized samples have been shipped to and analyzed by SGS (which is independent of the Company) in Mwanza, Tanzania. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. In addition, sample pulps with known grades from the ALS Chemex Laboratory in Johannesburg and SGS — Mwanza were also submitted to other independent laboratories for quality control purposes.

Commenting on these drilling results at Lugushwa, Peter Cowley, President and C.E.O. of the Company, said: “These initial drilling results at Lugushwa are encouraging, especially the significant widths of intersections. In addition, this drilling program has started to give us important information on the lithological and structural controls for the mineralization. Two core rigs will continue to drill the 4,500 metre long mineralised trend that we have identified so far at Lugushwa.”

A previous study prepared for Banro by independent geological consultants Steffen, Robertson and Kirsten (UK) Ltd. on historic data at Lugushwa outlined an Inferred Mineral Resource of 37,000,000 tonnes grading 2.3 g/t Au, equivalent to 2,735,000 ounces of gold. Additional information with respect to the Lugushwa property is set out in the technical report of Michael B. Skead (who is the Company’s Vice President of Exploration) dated March 30, 2006, and entitled “NI 43-101 Technical Report, Lugushwa Project, South Kivu

Province, Democratic Republic of the Congo”. Copies of these reports can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company’s Vice President of Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this press release, such as “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.